U.S. SI [barcode] IMISSION

05042156

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 There under

SEC FILE NUMBER

8-48279

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HANDELSBANKEN MARKETS SECURITIES, INC.

SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASHINGTON DC 202 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

875 Third Avenue 4th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara Hunter
Chief Compliance Officer

(Area Code -- Telephone No.)
212-326-5153

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

	757 Third Avenue	New York	NY	10017
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 3 2005
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, TAMARA HUNTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm HANDELSBANKEN MARKETS SECURITIES, INC. as of 12/31/2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer:

Tamara Hunter
Chief Compliance Officer

Notary Public

FRANK DiORIO
Notary Public, State of New York
No. 01DI5018829
Qualified in Queens County
Commission Expires Oct. 12, 2005

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Operations**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity**
X	(f)	**Statement of Changes in Subordinated Borrowings**
X	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
	(k)	**Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act**
	(l)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(m)	**An Oath or Affirmation**
	(n)	**A Copy of the SIPC Supplemental Report**
X	(o)	**Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5**
	(p)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly Owned Subsidiary of Svenska Handelsbanken AB)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$ 5,210,780
Receivable from brokers and dealers	680,923
Receivable from customers	38,281
Furniture and equipment, at cost, less accumulated depreciation of $87,899)	105,139
Deferred tax assets, net	504,462
Deferred compensation	191,667
Income taxes receivable	21,428
Other assets	54,934
	$ 6,807,614

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Due to affiliates	$ 350,755
Payable to brokers and dealers	38,281
Income taxes payable	11,500
Accounts payable and accrued expenses	988,390
	1,388,926
Commitments and contingent liabilities	
Subordinated borrowings	2,000,000
Stockholder's equity:	
Common stock $0.01 par value; 1,000 shares authorized, issued and outstanding 1,000 shares	10
Additional paid in capital	2,599,990
Retained earnings	818,688
Total stockholder's equity	3,418,688
Total liabilities and stockholder's equity	$ 6,807,614

See accompanying notes to the financial statements.